Exhibit 99.1

Jaguar Mining Announces the Addition of Richard Falconer to its Board of Directors

JAG - TSX/NYSE

BELO HORIZONTE, Brazil, May 22, 2012 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (JAG: TSX/NYSE) today announced the appointment of Richard Falconer to its Board of Directors.  The term of his appointment is until the next Annual General Meeting of the Company scheduled for June 29, 2012 at which time he will stand for election by the shareholders.

"We are extremely pleased to have Richard join the Board," said Gary German, Chairman of Jaguar's Board of Directors.  "His experience, judgment, and strong leadership skills will strengthen our Board and benefit both the shareholders and management of the Company.  We welcome him and look forward to benefitting from his leadership and insight."

Mr. Falconer spent his entire career with CIBC World Markets Inc., where he retired after 40 years of service as Vice Chairman and Managing Director.  In addition to being responsible for senior investment banking relationships, Mr. Falconer's experience at CIBC extended from head of research to co-head of investment banking to Vice Chairman with knowledge across several industries.  In addition, Mr. Falconer has provided written and expert regulatory testimony in Canada.  He is also currently serving as a Director for Resolute Forest Products, Chorus Aviation, Inc. and the Bridgepoint Health Foundation.

About Jaguar Mining

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and is developing the Gurupi Project in Northern Brazil in the state of Maranhão.  The Company is actively exploring and developing additional mineral resources at its approximate 240,000-hectare land base in Brazil.  Additional information is available on the Company's website at www.jaguarmining.com

%CIK: 0001333849

For further information:

Company Contacts

Roger Hendriksen
Vice President, Investor Relations
603-410-4888
rhendriksen@jaguarmining.com

Valéria Rezende DioDato
Director of Communication
011-55-31-4042-1249
valeria@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 12:42e 22-MAY-12